UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

 For the fiscal year ended December 31, 2019

 OR

 ☐          TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

 For the transition period from _______________ to _______________

Commission File Number 001-34893

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

 Standard Bank, PaSB 401(k) Plan

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Standard AVB Financial Corp.

2640 Monroeville Boulevard
Monroeville, Pennsylvania 15146

Standard Bank, PaSB 401(k) Plan
December 31, 2019

Page Number
Independent Auditor’s Report	1-2

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5-11

Supplemental Schedule	12

Signature	13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees/Plan Administrator
Standard Bank, PaSB 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Standard Bank, PaSB 401(k) Plan (the “Plan”) as of December 31, 2019 and 2018; the related statement of changes in net assets available for benefits for the year ended December 31, 2019; and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Plan Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan, in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2019.

Cranberry Township, Pennsylvania
June 29, 2020

Standard Bank, PaSB 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2019	2018

ASSETS
Cash	$139	$181
Investments, at fair value:
Money market funds	102,785	97,538
Mutual funds	1,237,985	824,295
Standard AVB Financial Corp. common stock fund	2,207,329	2,527,758
Common trust funds	11,922,821	9,696,215
Total investments, at fair value	15,470,920	13,145,806

Loans to participants	138,100	115,628
Total assets	15,609,159	13,261,615

LIABILITIES
Due to brokers	139	181

Total Liabilities	139	181

Net assets available for benefits	$15,609,020	$13,261,434

See accompanying notes to financial statements.

Standard Bank, PaSB 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

Year Ended
December 31,
2019

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Net appreciation in fair value of investments	$2,430,023
Interest and dividends	92,921

Total investment income	2,522,944

Interest income on participant loans	7,027

Contributions by employer	315,890
Contributions by participants	703,316
Rollover contributions	86,826

Total contributions	1,106,032

Other income	938

Total additions	3,636,941

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Distributions to participants	1,230,474
Administrative expenses	58,881

Total deductions	1,289,355

Net increase	2,347,586

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of the year	13,261,434

End of the year	$15,609,020

See accompanying notes to financial statements.

Standard Bank, PaSB 401(k) Plan
Notes to Financial Statements
Years Ended December 31, 2019 and 2018

1)	Description of the Plan

The following brief description of the Standard Bank, PaSB 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for a more comprehensive description of the Plan’s provisions.

a)	General

The Plan is a defined contribution plan covering the employees of Standard Bank, PaSB (the “Bank”) a subsidiary of Standard AVB Financial Corp. (the “Company”). Employees who are 18 or older are eligible to contribute to the Plan after completing 250 hours of service within 3 months following their date of hire. If 250 hours are not completed within the specified time period, they are subject to a service requirement of one year. Participants are eligible to receive employer matching contributions immediately upon entering the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan includes a 401(k) before-tax savings feature, which permits participants to defer compensation under Section 401(k) of the Internal Revenue Code. The Plan is not covered by the Pension Benefit Guaranty Corporation.

b)	Investments

The Plan investments are administered by Pentegra Trust Company (the “Trustee”).
c)	Contributions

Each year, participants may voluntarily contribute up to 75% of their compensation not to exceed the annual dollar amount limit established by the Internal Revenue Service (“IRS”) ($19,000 for 2019 and $18,500 for 2018).  Participants of the Plan who are or will be 50 years old by the Plan year-end may elect to defer a catch-up contribution in excess of this limit. The maximum catch-up contribution allowable by the IRS was $6,000 for both 2019 and 2018. The Plan allows participants to designate all or a portion of their deferral contributions as after-tax contributions into a Roth account. Participants may also contribute amounts representing distributions from other qualified retirement plans (rollovers). Participant contributions to the Plan are recorded in the period that payroll deductions are made from the participants. Participants direct the investment of all contributions into various investment options offered by the Plan.

The Bank makes a safe harbor matching contribution equal to 100% of employee salary deferrals that do not exceed 3% of employee compensation plus 50% of employee salary deferrals between 3% and 5% of employee compensation. Each year the Bank may make discretionary profit sharing contributions to the Plan. To be eligible for the discretionary contribution, participants must employed on the last day of the Plan Year. Any profit sharing contributions are 100% vested when made. There were no discretionary contributions made for 2019.  Contributions are subject to certain limitations.

d)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, allocations of the Bank’s

Standard Bank, PaSB 401(k) Plan
Notes to Financial Statements
Years Ended December 31, 2019 and 2018

matching and discretionary contributions and Plan earnings. Allocations are based on participant earnings, account balances or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested balance.

e)	Vesting

Participants are immediately 100% vested in their voluntary and rollover contributions plus actual earnings thereon. Additionally, the Bank’s matching, safe harbor and profit sharing contributions plus earnings thereon are immediately 100% vested.

f)	Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant’s account and bear an interest rate commensurate with the current Prime rate plus 1 percent. All loans are subject to specified repayment terms and must be repaid within a five-year period. However, loans used exclusively for the purchase of a primary residence may be financed over a period of up to 15 years. Principal and interest is paid ratably through payroll deductions over the term of the loan. Each participant is granted up to two loans at a time. At December 31, 2019 and 2018, notes receivable from participants totaled $138,100 and $115,628, respectively.

g)	Payment of Benefits

The Plan provides for normal retirement benefits to be paid upon reaching age 65. Upon termination of service, permanent disability, or death, a participant, or in the case of death their beneficiary, will be eligible to receive an amount equal to the value of the participant’s vested interest in their account. Distributions in all cases may be made via a single lump-sum payment, installments over a period of not more than your assumed life expectancy or partial withdrawals of as least $1,000.

The Plan provides for hardship withdrawals as well as the withdrawal of all or a portion of any rollover contributions.

h)	Forfeitures

The Plan is a safe harbor 401(k) plan. As such, all contributions are immediately 100% vested and there are no forfeitures. Prior to the adoption of the safe harbor provisions, any non-vested portion of a terminated participants account was forfeited in the plan year of their termination. Forfeited non-vested account balances are able to be used to reduce Bank contributions or pay Plan expenses. As of December 31, 2019 and 2018, the forfeited account balance was $0 and $3,701, respectively. During the year ended December 31, 2019, all forfeitures were utilized to reduce Bank contributions to the Plan.  There were no forfeitures used to offset Bank contributions or pay for Plan expenses during the year ended December 31, 2018.

i)	Standard AVB Financial Corp. Common Stock

Participants are entitled to invest a portion of their account in Company stock. The provisions of

Standard Bank, PaSB 401(k) Plan
Notes to Financial Statements
Years Ended December 31, 2019 and 2018

the Plan stipulate that participants may only invest up to 20% of any new salary deferrals into employer stock.

These funds are invested in a unitized fund of Standard AVB Financial Corp. common stock.  Unitized accounting is a method of valuing a group of assets using units in place of shares and assigning a unit value on a daily basis.  These units are priced daily to determine the fair value of the fund.  The unitized fund is comprised solely of Standard AVB Financial Corp. common stock and a money market fund and is administered by Pentegra Trust Company.

2)	Summary of Significant Accounting Policies

a)	Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

b)	Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

c)	Valuation of Investments and Income Recognition

The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for further discussion regarding fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The Plan presents, in the Statements of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on investments bought and sold as well as held during the year.

d)	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued interest. Interest income is recorded on the accrual basis. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document. No allowance for credit losses has been recorded as of December 31, 2019 or 2018. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

e)	Distributions to Participants

Distributions to participants are recorded when paid by the Trustee.

Standard Bank, PaSB 401(k) Plan
Notes to Financial Statements
Years Ended December 31, 2019 and 2018

f)	Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

g)	Administrative Expenses

Certain administrative expenses of the Plan including audit, trustee and recordkeeping fees are paid by the Bank or by balances from forfeited non-vested accounts and, as such, are not reflected as expenses of the Plan. Administrative expenses paid by the Bank on behalf of the Plan totaled $22,098 for plan year 2019.

Other administrative expenses including loan processing fees and certain partial distribution fees are paid by individual participants of the Plan. These fees are reflected on the accompanying Statements of Changes in Net Assets Available for Benefits.

h)	Reclassification of Comparative Amounts

Certain comparative amounts for the prior year have been reclassified to conform to current-year classifications. Such classifications had no effect on the net increase in plan assets or net assets available for benefits.

3)	Tax Status

The Internal Revenue Service has determined and informed the Company that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC) by letter dated March 31, 2014. The plan has been amended since receiving the opinion letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a tax liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2016.

4)	Related Party and Party-In-Interest Transactions

Certain Plan investments consist of shares of Company common stock and loans to participants which are secured by the balances in the participant accounts. The Bank is the Plan Sponsor, and the Company is the Parent Company of the Plan Sponsor; and therefore, these transactions qualify as party-in-interest transactions that are exempt under ERISA.

At December 31, 2019 and 2018, the Plan held 71,442 and 82,322 shares of Company common stock in the Standard AVB Financial Corp. Common Stock Fund.  Dividends in the amount of $67,983 were received on common stock for the year ended December 31, 2019.  Therefore, related

Standard Bank, PaSB 401(k) Plan
Notes to Financial Statements
Years Ended December 31, 2019 and 2018

transactions qualify as related party transactions. All other transactions which may be considered parties-in-interest transactions relate to normal Plan management and administrative services and related payment of fees which are discussed further in Note 2g.

5)	Fair Value Measurements

The Plan provides enhanced disclosures about assets and liabilities carried at fair value. Disclosures follow a hierarchal framework that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and lowest priority to unobservable inputs. The three levels of the fair value hierarchy are described below:

Level I:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level II:
Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level II input must be observable for substantially the full term of the asset or liability.

Level III:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used for the years ending December 31, 2019 and 2018.

Money market funds: Valued at amortized cost which approximates fair value.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Standard AVB Financial Corp. Common Stock Fund:  Common stock held is valued at the closing price reported on Nasdaq which is the active market on which the stock is traded, while the money market fund, which comprises the remaining assets, is valued at amortized cost which approximates fair value.

Common trust funds: Valued at the NAV of shares held by the plan at year end adjusted for any

Standard Bank, PaSB 401(k) Plan
Notes to Financial Statements
Years Ended December 31, 2019 and 2018

cash held for liquidity purposes and any fees imposed by the fund. The net asset value per unit is determined by dividing the net assets by the number of units outstanding on the day of valuation. In accordance with the terms of the Plan of Trust, the net asset value of the fund is determined daily. Units are issued and redeemed daily, at the daily net asset value. Also the net investment income and realized and unrealized gains on investments are not distributed.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2019 and 2018:

	December 31, 2019
	Level I	Level II	Level III	Total

Money market funds	$ 102,785	$ —	$ —	$ 102,785
Mutual funds	1,237,985	—	—	1,237,985
Standard AVB Financial Corp. common stock fund	2,207,329	—	—	2,207,329
Total assets in the fair value hierarchy	3,548,099	—	—	3,548,099
Investments measured at net asset value (a)	—	—	—	11,922,821
Total investments at fair value	$ 3,548,099	$ —	$ —	$ 15,470,920

	December 31, 2018
	Level I	Level II	Level III	Total

Money market funds	$ 97,538	$ —	$ —	$ 97,538
Mutual funds	824,295	—	—	824,295
Standard AVB Financial Corp. common stock fund	2,527,758	—	—	2,527,758
Total assets in the fair value hierarchy	3,449,591	—	—	3,449,591
Investments measured at net asset value (a)	—	—	—	9,696,215
Total investments at fair value	$ 3,449,591	$ —	$ —	$ 13,145,806

(a)
Investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts are being presented in the tables above to permit reconciliation of the fair value hierarchy to the amounts presented in the Statement of Net Assets Available for Benefits.

6)	Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

As of December 31, 2019 and 2018, the Plan had the following three investments that individually exceeded ten percent of net assets available for benefits:

Standard Bank, PaSB 401(k) Plan
Notes to Financial Statements
Years Ended December 31, 2019 and 2018

Fair Value
	December 31, 2019	December 31, 2018
State Street S&P MidCap Index Non-Lending Series Fund	$ 1,618,015	$ 1,546,246
State Street S&P 500 Index Non-Lending Series Fund	$ 2,204,480	$ 1,801,419
Standard AVB Financial Corp. common stock fund	$ 2,207,329	$ 2,527,758

  The investment in the Corporation’s common stock is further described in Note 4.

7)	Subsequent Events

On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 as a pandemic. The rapidly developing pandemic has generated significant uncertainty in the global economy and volatility in financial markets. The COVID-19 pandemic has affected and may continue to affect the market price of the Standard AVB Financial Corp. common stock fund and other Plan assets. Due to the ongoing economic uncertainty and volatility caused by COVID-19, the resulting financial impact to the Plan cannot be reasonably estimated.

Following this declaration, the U.S. Federal government passed the “Coronavirus Aid, Relief, and Economic Security (CARES) Act” on March 27, 2020. The CARES Act allows eligible plan participants to request penalty-free distributions of up to $100,000 before December 31, 2020 for qualifying reasons associated with the COVID-19 pandemic, permits increasing the limit for plan loans, permits suspension of loan payments due for up to one year, and permits individuals to stop receiving 2020 required minimum distributions. Written amendments to the Plan to reflect these operational changes will be adopted at a later date in accordance with applicable law and IRS guidance.

Standard Bank, PaSB 401(k) Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
Employer Identification Number: 25-0814030
Plan Number: 003
December 31, 2019
(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	Money Market Funds:
	State Street Global Advisors Trust Company	State Street Cash Series U.S. Government Fund	**	$102,785
				102,785
	Mutual Funds:
	The Vanguard Group, Inc.	Vanguard Growth Index Admiral Fund	**	505,743
	The Vanguard Group, Inc.	Vanguard Value Index Admiral Fund	**	732,242
				1,237,985
	Standard AVB Financial Corp. Common Stock:
*	Standard AVB Financial Corp.Common Stock	Unitized Fund	**	2,207,329

	Common Trust Funds:
	State Street Global Advisors Trust Company	State Street Target Retirement Income Non-Lending Series Fund	**	215,724
	State Street Global Advisors Trust Company	State Street Target Retirement 2015 Non-Lending Series Fund	**	234,657
	State Street Global Advisors Trust Company	State Street Target Retirement 2020 Non-Lending Series Fund	**	419,297
	State Street Global Advisors Trust Company	State Street Target Retirement 2025 Non-Lending Series Fund	**	699,668
	State Street Global Advisors Trust Company	State Street Target Retirement 2030 Non-Lending Series Fund	**	179,679
	State Street Global Advisors Trust Company	State Street Target Retirement 2035 Non-Lending Series Fund	**	1,063,615
	State Street Global Advisors Trust Company	State Street Target Retirement 2040 Non-Lending Series Fund	**	40,619
	State Street Global Advisors Trust Company	State Street Target Retirement 2045 Non-Lending Series Fund	**	168,838
	State Street Global Advisors Trust Company	State Street Target Retirement 2050 Non-Lending Series Fund	**	187,629
	State Street Global Advisors Trust Company	State Street Target Retirement 2055 Non-Lending Series Fund	**	18,505
	State Street Global Advisors Trust Company	State Street Target Retirement 2060 Non-Lending Series Fund	**	19,923
	State Street Global Advisors Trust Company	State Street Conservative Strategic Balanced Securities Lending Series Fund	**	94,636
	State Street Global Advisors Trust Company	State Street Moderate Strategic Balanced Securities Lending Series Fund	**	161,436
	State Street Global Advisors Trust Company	State Street Aggressive Strategic Balanced Securities Lending Series Fund	**	59,704
	Metropolitan Life Insurance Company	MetLife Stable Value Fund	**	784,954
	State Street Global Advisors Trust Company	State Street U.S. Inflation Protected Bond Index Non-Lending Series Fund	**	31,382
	State Street Global Advisors Trust Company	State Street U.S. Bond Index Non-Lending Series Fund	**	538,766
	State Street Global Advisors Trust Company	State Street S&P 500 Index Non-Lending Series Fund	**	2,204,480
	State Street Global Advisors Trust Company	State Street S&P MidCap Index Non-Lending Series Fund	**	1,618,015
	State Street Global Advisors Trust Company	State Street Russell Small Cap Index Non-Lending Series Fund	**	866,644
	State Street Global Advisors Trust Company	State Street Nasdaq-100 Index Non-Lending Series Fund	**	964,135
	State Street Global Advisors Trust Company	State Street REIT Index Non-Lending Series Fund	**	137,496
	State Street Global Advisors Trust Company	State Street International Index Non-Lending Series Fund	**	753,638
	State Street Global Advisors Trust Company	State Street U.S. Long Treasury Index Non-Lending Series Fund	**	77,061
	State Street Global Advisors Trust Company	State Street Russell Large Cap Growth Index Non-Lending Series Fund	**	313,768
	State Street Global Advisors Trust Company	State Street Russell Large Cap Value Index Non-Lending Series Fund	**	68,552
				11,922,821
		Total Investments, at fair value		15,470,920

*	Loans to participants	Interest rates ranging from 4.75% to 6.50% maturing from 2021 through 2035		138,100
				$15,609,020

*	Party-in-interest
**	Information not required for participant-directed investments

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

STANDARD BANK, PaSB 401(k) PLAN

Date: June 29, 2020	By:	/s/Timothy K. Zimmerman
Timothy K. Zimmerman
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of S.R. Snodgrass, P.C.